Exhibit 99.2

PRESS RELEASE

Electric mobility: TotalEnergies and Tikehau Capital Join
Forces to Develop Public Charging Networks in Belgium and
the Netherlands

Paris, February 4, 2026 – TotalEnergies and Tikehau Capital have announced the creation of a joint investment platform to promote the development of charging infrastructure for electric vehicles in urban public spaces in Belgium and the Netherlands. This partnership will support municipal authorities through the EV transition and consolidate TotalEnergies’ position as a leading player in public charging in Benelux.

The platform is equally owned by TotalEnergies and Tikehau Capital and aims to:

▪	pursue the development of public concessions that are currently under construction or in operation by TotalEnergies in several major Belgian and Dutch cities;
▪	respond to new calls for tender that expand the urban public charging infrastructure in Belgium and the Netherlands.

TotalEnergies will bring its expertise to develop, operate and maintain public charging infrastructure powered exclusively by certified renewable energy. TotalEnergies will also leverage its partnership with Tikehau Capital to strengthen its business model in electric mobility, benefiting from Tikehau Capital’s capital contribution and the sharing of investments, costs and risks.

TotalEnergies is a major player in public charging with over:

▪	9,500 operated charge points in Belgium, where the Company is the market leader;
▪	18,000 operated charge points in the Netherlands, putting it among the country’s leading players.

“We are delighted to sign this new partnership with Tikehau Capital, allowing us to accelerate the deployment of public charging infrastructure in Belgium and the Netherlands and to expand our footprint in these pioneering EV markets,” said Mathieu Soulas, Senior Vice President, New Mobilities at TotalEnergies.

“Partnering with TotalEnergies to develop the public charging networks in Belgium and the Netherlands fully reflects our policy of investing in infrastructure that drives the energy transition forward. The joint platform will facilitate access to efficient, sustainable charging solutions, helping take carbon out of the transport sector,” said Emmanuel Laillier, Chief Investment Officer of Private Equity at Tikehau Capital.

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About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

About Tikehau Capital

Tikehau Capital is a global alternative asset management group managing €51.1 billion of assets (as of 30 September 2025). The Group has developed a wide range of expertise across four asset classes: credit, real assets, private equity, and capital markets strategies. Leveraging its strong equity base (€3.1 billion as of 30 June 2025), Tikehau Capital invests its own capital alongside its investor-clients within each of its strategies. The Group is guided by a strong entrepreneurial spirit and DNA, shared by its 730 employees (as of 30 September 2025) across 17 offices in Europe, Asia, and North America.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Relations Investisseurs : +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Contact Tikehau Capital

Press contacts: Valérie Sueur press@tikehaucapital.com

Shareholder and Investor contacts : Théodora Xu shareholders@tikehaucapital.com

Disclaimer

The terms ”TotalEnergies”, “Company” or “TotalEnergies company” refer collectively to the company TotalEnergies SE and the companies it controls directly or indirectly. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain certain forward-looking information and statements. Elles peuvent s’avérer inexactes dans le futur et sont dépendantes de facteurs de risques. Neither TotalEnergies SE nor any of its subsidiaries or affiliates assumes any obligation to investors or other stakeholders to update in part or in full any forward-looking information or statement, objectives or trends contained in this document, whether as a result of new information, future events or otherwise. Further information on risk factors that could have a significant adverse effect on the financial performance or operations of TotalEnergies is provided in the most recent version of the Universal Registration Document, which is filed by TotalEnergies SE with the French Autorité des Marchés Financiers and on Form 20-F filed with the United States Securities and Exchange Commission (“SEC”).